U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ORGANIC TO GO FOOD CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68618K106

(CUSIP Number)

June 28, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68618K106

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

Trellus Management Company, LLC (13-3807183)

2) Check The Appropriate Box If a Member of a Group (See Instructions)

(A) ☐ (B) ☐

3) SEC Use Only

4) Citizenship or Place of Organization

DELAWARE LIMITED LIABILITY COMPANY

Number of Shares Beneficially Owned by Each Reporting Person With:

5) Sole Voting Power

0

6) Shared Voting Power

2,000,000

7) Sole Dispositive Power

0

8) Shared Dispositive Power

2,000,000

9) Aggregate Amount Beneficially Owned by Each Reporting Person

2,000,000

10) Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11) Percent of Class Represented by Amount in Row (9)

13.42%

12) Type of Reporting Person (See Instructions)

OO

CUSIP No. 68618K106

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

Adam Usdan

2) Check The Appropriate Box If a Member of a Group (See Instructions)

(A) ☐ (B) ☐

3) SEC Use Only

4) Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With:

5) Sole Voting Power

0

6) Shared Voting Power

2,000,000

7) Sole Dispositive Power

0

8) Shared Dispositive Power

2,000,000

9) Aggregate Amount Beneficially Owned by Each Reporting Person

2,000,000

10) Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11) Percent of Class Represented by Amount in Row (9)

13.42%

12) Type of Reporting Person (See Instructions)

IN

Item 1.	(a) Name of Issuer:

ORGANIC TO GO FOOD CORP.

(b) Address of Issuer’s Principal Executive Offices:

3317 Third Avenue South, Seattle, WA 98134

Item 2.	(a) Name of Person Filing:

Trellus Management Company, LLC

Adam Usdan

(b) Address of Principal Business Office or, if none, Residence:

350 Madison Avenue, 9th Floor

New York, New York 10017

(c) Citizenship:

Trellus Management Company, LLC is a Delaware limited liability company. Adam Usdan is a citizen of the United States.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number: 68618K106

Item 3.	If this statement is being filed pursuant to Rule 13d-1(b) or (c), or 13d-2(b), check whether the person filing is:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4.	Ownership:
(a)	Amount Beneficially Owned:	2,000,000*
(b)	Percent of Class:	13.42%
(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	2,000,000*
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	2,000,000*

*See Attachment A.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following

☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Various other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, the securities whose ownership is reported on this Schedule 13G. No other person’s interest in such securities relates to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	Trellus Management Company, LLC

/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer

/s/ Adam Usdan
Adam Usdan

Date: July 13, 2007

ATTACHMENT A

As of June 28, 2007, Trellus Management Company, LLC (“Trellus”) was the beneficial owner of 2,000,000 shares of Common Stock of ORGANIC TO GO FOOD CORP., which includes warrants to acquire 800,000 shares of Common Stock from the Issuer for a total beneficial ownership of 13.42% of the outstanding shares of Common Stock. Adam Usdan is the President of Trellus. Trellus and Adam Usdan are shown as sharing voting power and dispositive power of the same 2,000,000 shares of Common Stock.

ATTACHMENT B

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of ORGANIC TO GO FOOD CORP. and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 13th day of July, 2007.

By:	Trellus Management Company, LLC

/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer

/s/ Adam Usdan
Adam Usdan